SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 26, 2008.

1. DATE, TIME AND PLACE: May 26, 2008, at 09:00 a.m., exceptionally at Av. Ayrton Senna, 2200, 2º andar, bloco 2, Barra da Tijuca, Rio de Janeiro/RJ, upon regular call notice, as provided for in the Bylaws.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez Lopéz – Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira – Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. Increase of the capital stock with funds from the portion of the special premium reserve corresponding to the tax benefit generated: the Directors reviewed and approved, by unanimous vote, the proposal for increase of the capital stock, in consequence of the capitalization of the portion of the special premium reserve corresponding to the tax benefit generated, as a result of the corporate reorganization processes carried out in the past for such purpose, under the terms provided for in CVM Instruction no. 319/99, in the total amount of three hundred and sixty-two million, seven hundred and forty-two thousand, three hundred and fifteen reais and two cents (R$ 362,742,315.02), of which one hundred and seventy-nine million, eight hundred and sixty-two thousand, one hundred and eighty-five reais and thirty-seven cents (R$ 179,862,185.37) correspond to the fiscal year ended on 12/31/2006, and one hundred and eighty-two million, eight hundred and eighty thousand, one hundred and twenty-nine reais and sixty-five cents (R$ 182,880,129.65) correspond to the fiscal year ended on 12/31/2007, representing credits in favor of the controlling shareholders, by increase of the capital stock of the Company from current six billion, three hundred and forty-seven million, seven hundred and eighty-four thousand, three hundred and thirty-four reais and fifty-four cents (R$ 6,347,784,334.54) to six billion, seven hundred and ten million, five hundred and twenty-six thousand, six hundred and forty-nine thousand and fifty-six reais (R$ 6,710,526,649.56), upon issuance of thirty-one million, nine hundred and fifty-nine thousand, six hundred and seventy-five (31,959,675) new shares, of which eleven million, six hundred and sixty-nine thousand, seven hundred and thirteen (11,669,713) are common shares and twenty million, two hundred and eighty-nine thousand, nine hundred and sixty-two (20,289,962) are preferred shares, all of them registered, of book-entry form and with no face value.

Priority right will be assured, as provided for in article 171, of Law no. 6.404/76, under the terms of the provisions in art. 7, §1 of CVM Instruction no. 319/99, and the proceeds arising out of the effective exercise of the priority right shall be credited pro rata to the controlling companies of Vivo Participações S.A. mentioned in the table below, which are the holders of such credits to be capitalized as follows:

Controlling Shareholder	Amount of the Tax Benefit to be capitalized – base 12/31/2006 – R$	Amount of the Tax Benefit to be capitalized – base 31/12/2007 – R$	Total Amount of the Tax Benefit to be capitalized – R$
Portelcom Participações S.A.	140,521,882.07	160,436,755.66	300,958,637.73
Sudestecel Participações Ltda.	39,340,303.30	22,443,373.99	61,783,677.29

Total R$

	179,862,185.37	182,880,129.65	362,742,315.02

The authorized capital stock of the Company is three billion (3,000,000,000) common or preferred shares. Whereas the total amount to be capitalized is defined and certain, that is, three hundred and sixty-two million, seven hundred and forty-two thousand, three hundred and fifteen reais and two cents (R$ 362,742,315.02), and the exercise or not of the priority right shall not result in any change of this total amount to be capitalized, the Board of Directors hereby decide to confirm the capital increase in consequence of the proposal approved herein.

The Directors reviewed and approved, by unanimous vote, the draft of the “Notice to the Shareholders”, which shall be disclosed in relation to the proposal approved herein.

Finally, the Board of Directors will submit the amendment to article 5 of the Company’s Bylaws to the General Meeting of Shareholders for approval, in order to reflect the following wording: “Art. 5 – The subscribed and fully paid-up capital is six billion, seven hundred and ten million, five hundred and twenty-six thousand, six hundred and forty-nine reais and fifty-six cents (R$ 6,710,526,649.56), represented by 1,474,077,420 shares, of which 536,601,378 are common shares and 937,476,042 are preferred shares, all of them registered, of book-entry form and with no face value.”

4.2.  Nomination of Deputy Internal Auditor: whereas Mr. Paulo Nunes Costa Junior, Internal Audit Officer, left the Company on April 11, 2008, the Directors unanimously approved the nomination, on a provisional basis, of Mrs. Viviane Souza Miranda, Brazilian, married, business manager, enrolled with the CPF/MF under nº 024.902.867-06, holder of Identity Card nº 09712034-9, issued by the IFP/RJ, who will occupy such office on a provisional basis.

4.3. Reduction of the Capital Stock of its wholly-owned subsidiary, VIVO S.A.: the Directors reviewed and approved, by unanimous vote, the proposal for reduction of the capital stock of its wholly-owned subsidiary, VIVO S.A., in the amount of seven hundred million reais (R$700,000,000.00), upon refund of such amount to Vivo Participações S.A., the Company’s sole shareholder, since they deemed that such capital has become excessive under the terms of article 173 of the Corporations Act.

4.4. Increase of the capital stock of its wholly-owned subsidiary, TCO IP S.A.: the Directors reviewed and approved, by unanimous vote, the proposal for increase of the capital stock of its wholly-owned subsidiary, TCO IP S.A., up to the amount of nine hundred and ninety million reais (R$ 990,000,000.00), with the purpose of providing funds for meeting the Mandatory Public Offering (“OPA”), which was launched by VIVO Participações S.A. through its controlled company TCO IP S.A., by reason of the acquisition of the share control of Telemig Celular Participações S.A. (and, indirectly, of Telemig Celular S.A.).

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, having been subsequently read and signed and following transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López – Chairman of the Board of Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board of Directors (represented by  Shakhaf Wine); Ignácio Aller Mallo - Director; Shakhaf Wine - Director; Félix Pablo Ivorra Cano - Director; Rui Manuel de Medeiros D’Espiney Patrício - Director;  Luiz Kaufmann - Director (represented by  Shakhaf Wine); Antonio Gonçalves de Oliveira – Director; José Guimarães Monforte – Director;  Breno Rodrigo Pacheco de Oliveira – Secretary.

I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting – OAB/RS Nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.